                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-65555

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 20, 1999

PROSPECTUS SUPPLEMENT
MAY   , 1999
(TO PROSPECTUS DATED NOVEMBER 6, 1998)

                           CARAUSTAR INDUSTRIES, INC.
                                  $200,000,000                (CARAUSTAR LOGO)
                       % NOTES DUE                     ,
                                      2009

ABOUT OUR COMPANY:

- We are a major manufacturer of packaging products from recycled paper.

- Our headquarters are located at
  3100 Washington Street
  Austell, Georgia 30106

  Telephone: (770) 948-3101

THE OFFERING:

- We intend to use the net proceeds from the offering to repay outstanding indebtedness.

- Closing: June   , 1999

PROPOSED TRADING FORMAT:

- The Notes will not be listed on any securities exchange or included in any automated quotation system.
THE NOTES:

- Maturity:             , 2009
- Interest Payments: We will pay interest on the Notes semi-annually in cash on
                 and                beginning             1999.

- Redemption: We may redeem the Notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of the Notes and the make-whole price described in this prospectus supplement. We will also pay accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption" on page S-11.

- Ranking of Notes: The Notes rank equally with all of our other unsecured and unsubordinated indebtedness.

                                    PUBLIC OFFERING PRICE   UNDERWRITING DISCOUNT(1)   OUR PROCEEDS(2)
                                    ---------------------   ------------------------   ---------------
Per note..........................       $                          $                     $
Total.............................       $                          $                     $

---------------

(1) We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of           payable by us.

    BEFORE MAKING ANY INVESTMENT IN OUR SECURITIES, YOU SHOULD READ THE BASE PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES AND CAREFULLY CONSIDER
  CERTAIN RISKS DESCRIBED IN THE RISK FACTORS BEGINNING ON PAGE 2 OF THE BASE
                                  PROSPECTUS.

Neither the SEC nor any state securities commission has approved any of the securities offered by this prospectus supplement or determined that this prospectus supplement and the base prospectus to which it relates is accurate or complete. Any representation to the contrary is a criminal offense.
                           -------------------------
                          Joint Book-Running Managers
BANC OF AMERICA SECURITIES LLC                                    BT ALEX. BROWN
                           -------------------------
DONALDSON, LUFKIN & JENRETTE

                                       SUNTRUST EQUITABLE SECURITIES CORPORATION

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Incorporation by Reference..................................   S-1
Summary.....................................................   S-2
Use of Proceeds.............................................   S-6
Capitalization..............................................   S-7
Recent Developments.........................................   S-7
Business....................................................   S-8
Description of Notes........................................  S-10
Underwriting................................................  S-13
Legal Matters...............................................  S-14
Experts.....................................................  S-14

                            PROSPECTUS
Risk Factors................................................     2
Where You Can Find More Information; Incorporation by
  Reference.................................................     4
Special Note of Caution Regarding Forward-Looking
  Statements................................................     5
The Company.................................................     6
The Offering................................................     6
Prospectus Supplement.......................................     7
Use of Proceeds.............................................     7
Ratio of Earnings to Fixed Charges..........................     7
Description of Debt Securities..............................     8
Plan of Distribution........................................    25
Registrar and Transfer Agent................................    26
Legal Matters...............................................    26
Experts.....................................................    27

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes we are offering and certain other matters relating to us and our business. The second part, the accompanying base prospectus, gives more general information, some of which does not apply to the Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts combined. If the description of Notes varies between the prospectus supplement and the description contained in the accompanying base prospectus, you should rely on the information in the prospectus supplement.

                           INCORPORATION BY REFERENCE

     In addition to the information set forth in the accompanying base prospectus under the heading "Where You Can Find More Information; Incorporation by Reference," the base prospectus "incorporates by reference" the following documents that we have filed with the Securities and Exchange Commission, as well as other documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this supplement and prior to the closing of this offering:

     - Caraustar's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - Caraustar's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999; and

     - Caraustar's Current Report on Form 8-K filed May 14, 1999.

     The information incorporated by reference is an important part of the prospectus. All documents incorporated by reference are available from us without charge. You may obtain these documents by calling Caraustar at (770) 948-3101 or by writing to us at:

          Caraustar Industries, Inc.
          3100 Washington Street
          Austell, Georgia 30106

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying base prospectus, as well as information we previously filed or subsequently file with the Securities and Exchange Commission that is incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

                                    SUMMARY

     In this prospectus supplement, the words "Company," "Caraustar," "we," "our" and "us" refer to Caraustar Industries, Inc., a North Carolina corporation, and its subsidiaries and predecessors, unless the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Description of Notes" section of this prospectus supplement and the "Description of Debt Securities" section of the base prospectus contain more detailed information regarding the terms and conditions of the Notes.

                                  THE OFFERING

Issuer.......................   Caraustar Industries, Inc.

Securities Offered...........   $200,000,000 principal amount of      % Notes
                                due           , 2009.

Maturity.....................   The Notes will mature           , 2009.

Interest Rate................   The Notes will bear interest at      % per
                                annum.

Interest Payment Dates.......   We will pay interest on the Notes semi-annually
                                in cash on                and
                                beginning                1999.

Optional Redemption..........   We may redeem the Notes prior to maturity, in
                                whole or in part, at a redemption price equal to the greater of the principal amount of the Notes and the make-whole price described in this prospectus supplement. We will also pay accrued interest to the date of redemption. See
                                "Description of Notes -- Optional Redemption" on page S-11.

Ranking......................   The Notes will be unsecured debt securities of
                                ours. As of March 31, 1999, and after giving effect to this offering, we would have had outstanding approximately $309.0 million aggregate principal amount of long-term indebtedness, none of which would have been secured. None of that indebtedness would have been senior to the Notes and the Notes would not have been senior to that indebtedness. The
                                Notes, however, effectively will be subordinated to any of our secured indebtedness with respect to the assets pledged as collateral for that indebtedness. The Notes will rank equally in right of payment with all unsecured and unsubordinated indebtedness of ours.

Certain Covenants............   The indenture governing the Notes will contain
                                covenants that will, among other things, limit our ability to:

                                - incur, or permit our domestic subsidiaries to
                                  incur, secured indebtedness;

                                - engage, or permit our domestic subsidiaries to
                                  engage, in certain sale-leaseback
                                  transactions; and

                                - enter into certain mergers or consolidations
                                  or dispose of stock or certain assets.

Use of Proceeds..............   The net proceeds of this offering will be used
                                to repay outstanding indebtedness.

Risk Factors.................   See "Risk Factors" on page 2 of the base
                                prospectus for a discussion of certain factors you should consider carefully before investing in the Notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data for us for the five years ended December 31, 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The income statement data for the three-month periods ended March 31, 1999 and 1998, and the balance sheet data as of March 31, 1999 and 1998, are derived from our unaudited consolidated financial statements and include, in the opinion of our management, all normal recurring adjustments necessary to present fairly the data for such periods. The operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that you can expect for the full fiscal year ending December 31, 1999. This information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are incorporated by reference into the prospectus.

                                                                                 THREE MONTHS
                                                                                     ENDED
                                     YEARS ENDED DECEMBER 31,                      MARCH 31,
                       ----------------------------------------------------   -------------------
                         1994       1995       1996       1997       1998       1998       1999
                       --------   --------   --------   --------   --------   --------   --------
                                      (DOLLARS IN THOUSANDS)                      (UNAUDITED)
Income Statement
  Data:
Net sales............  $431,225   $544,628   $602,695   $668,131   $736,858   $176,871   $187,565
Gross profit.........   123,573    143,058    179,912    185,174    199,933     49,755     48,776
Operating income.....    64,326     75,697     98,909     96,196     94,881     24,929     20,306
Interest expense.....     6,870      6,955     10,698     14,111     16,072      3,699      4,071
Income before income
  taxes and minority
  interest...........    57,560     69,100     95,230     83,388     83,018     21,763     18,052
Net income...........    35,478     42,988     57,902     51,124     51,818     13,177     11,415
Balance Sheet Data:
Working capital......  $ 48,859   $ 56,786   $ 52,336   $ 71,820   $ 51,453   $ 81,704   $ 62,558
Property, plant and
  equipment, net.....   150,391    181,930    256,834    291,036    324,470    311,482    325,032
Total assets.........   266,863    322,076    476,280    550,090    618,797    598,694    640,952
Long-term debt
  (including current
  maturities of long-
  term debt).........    83,518     93,416    183,290    212,138    255,984    232,348    257,956
Shareholders'
  equity.............   102,274    139,243    170,570    213,931    233,374    221,408    246,680
Financial Ratios:
Ratio of earnings to
  fixed charges(1)...      7.26x      8.11x      8.39x      6.04x      5.25x      5.84x      4.57x
Pro Forma ratio of
  earnings to fixed
  charges(2).........        --         --         --         --       3.90x        --       3.39x

-------------------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, minus equity in income of less-than-50%-owned entities. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs, and an estimate of the interest cost in rental expense.

(2) The pro forma ratio of earnings to fixed charges for the fiscal year ended December 31, 1998 and the three months ended March 31, 1999 sets forth our ratio of earnings to fixed charges on a pro forma basis assuming the offering had been completed as of the beginning of each period, and that the estimated net proceeds of approximately $198.1 million had been used to repay borrowings outstanding during that period under our revolving credit facility as described under "Use of Proceeds." The pro forma increase in interest expense to reflect interest on the Notes reflects an assumed interest rate of 7.5% and an assumed amortization period of costs of the offering of ten years.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Notes, estimated to be $198.1 million, to repay outstanding debt under our $400 million revolving credit facility, under which Bankers Trust Company is agent bank and a lender and NationsBank, N.A. is a lender. At April 30, 1999, approximately $257.0 million was outstanding under the revolving credit facility. The facility may be increased to $500 million and its maturity extended by up to 3 additional years beyond the second quarter of 2002, subject to certain conditions and approvals.

     Borrowings under the facility bear interest at our choice of: (a) the Eurodollar rate, plus a margin, based on our choice of either our consolidated leverage ratio or our investment grade rating, or (b) the higher of the Federal Funds Rate, plus a margin, or our lender's prime lending rate. The weighted average interest rate for borrowings under the facility was 5.80% for the year ended December 31, 1998 and 5.37% for the quarter ended March 31, 1999.

     During the fiscal year ended December 31, 1998 and the quarter ended March 31, 1999, we used borrowings under our revolving credit facility to finance acquisitions and for general working capital requirements. We are permitted under our revolving credit facility to subsequently reborrow amounts repaid. See "Recent Developments" below for a general discussion of some of these acquisitions.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization at March 31, 1999, our capitalization as adjusted for the issuance of all of the Notes and the application of the net proceeds as described under "Use of Proceeds". You should read this table along with the Selected Consolidated Financial Data presented elsewhere in this prospectus supplement as well as our unaudited consolidated financial statements and accompanying notes that are incorporated into the prospectus by reference from documents filed with the SEC.

                                                          AS OF MARCH 31, 1999
                                                        -------------------------
                                                         ACTUAL       AS ADJUSTED
                                                        --------      -----------
                                                         (DOLLARS IN THOUSANDS)
                                                               (UNAUDITED)
Current portion of long-term debt.....................  $ 26,103       $ 26,103
                                                        --------       --------
Long-term debt:
     Revolving credit loans...........................   149,000              0
     7.74% term notes.................................    82,750         82,750
     Notes offered hereby.............................         0        200,000
     Other............................................       103            103
                                                        --------       --------
       Total long-term debt...........................   257,956        308,956
                                                        --------       --------
Shareholders' equity:
  Preferred stock, $.10 par value; 5,000,000 shares
     authorized; none issued..........................         0              0
  Common stock, $.10 par value; 60,000,000 shares
     authorized; 24,927,632 shares issued and
     outstanding at March 31, 1999....................     2,493          2,493
  Additional paid-in capital..........................   136,648        136,648
  Retained earnings...................................   110,965        110,965
  Accumulated other comprehensive income..............    (3,426)        (3,426)
                                                        --------       --------
       Total shareholders' equity.....................   246,680        246,680
                                                        --------       --------
       Total capitalization...........................  $504,636       $555,636
                                                        ========       ========

                              RECENT DEVELOPMENTS

     On May 7, 1999, we entered into an agreement with Temple-Inland Inc. to jointly own and operate, on a 50%-50% basis, Temple-Inland's containerboard mill in Newport, Indiana. The agreement follows the completion of a four-month joint engineering study to determine the feasibility of converting the Newport mill to produce a new, lightweight gypsum facing paper. We and Temple-Inland will now undertake a 14 -month, $70 million project to modify the Newport Mill to produce the new gypsum paper. The mill also will maintain its current containerboard production capabilities. Pursuant to the agreement, we will manage the business of the mill and market the gypsum facing paper and other non-containerboard products produced there. Temple-Inland will continue to market the containerboard produced by the mill. Our initial net investment in the project, including our portion of the $70 million in estimated modification costs, is expected to be approximately $50 million, which we expect to fund during the first half of 2000 through borrowings under our revolving credit facility.

     On April 26, 1999, we entered into a definitive agreement with Tenneco Packaging Inc. to acquire Tenneco's folding carton business for approximately $72.5 million. Tenneco's folding carton business consists of five folding carton plants and five related sales and technical support centers. The plants are located in Mentor, Ohio, Grand Rapids, Michigan, St. Louis, Missouri, Denver, Colorado and Salt Lake City, Utah. The completion of the transaction is subject to customary conditions. The transaction is expected to close in late May 1999. We plan to fund the costs of this acquisition through borrowings under our revolving credit facility.

     On April 8, 1999, we acquired all of the assets and business of International Paper Company's Sprague boxboard mill for approximately $103.2 million in cash plus $4.7 million of assumed debt. The Sprague mill, located in Versailles, Connecticut, produces clay-coated recycled boxboard used primarily in the manufacture of folding cartons. We funded the cost of this acquisition through borrowings under our revolving credit facility.

     In addition to the acquisitions described above, since December 31, 1998 we have completed the acquisitions of Carolina Component Concepts and Halifax Paper Board Company, Inc. for an aggregate purchase price of approximately $12.4 million. These additional acquisitions were funded through the issuance of our common stock and borrowings under our revolving credit facility.

     The total purchase price of our acquisitions described above, excluding the Temple-Inland and Tenneco transactions, which have not yet been completed, is approximately $120 million.

     For a further description of certain of the acquisitions discussed above, you may refer to the documents incorporated by reference into the base prospectus.

                                    BUSINESS

     The following summary of our business is qualified entirely by, and should be read together with, the more detailed information and financial statements incorporated by reference in the base prospectus to which this prospectus supplement relates.

     Caraustar Industries, Inc. is a major manufacturer of recycled paperboard and converted paperboard products. We manufacture our products primarily from recovered fiber, which is derived from recycled waste paper. We produce recycled paperboard for internal use and for sale to customers in four principal markets:

     - Tubes, cores and composite containers;

     - Folding cartons;

     - Gypsum wallboard facing paper; and

     - Miscellaneous other specialty and converted products.

OPERATIONS AND PRODUCTS

     Our principal manufacturing activity is the production of uncoated and clay-coated recycled paperboard. In this manufacturing process, we reduce paperstock to pulp, clean and refine it and then process it into various grades of paperboard for internal consumption and for sale in the four principal markets listed above. In 1998 approximately 36% of the recycled paperboard sold by our paperboard mills was consumed internally by our converting facilities; the other 64% was sold to manufacturers in a variety of industries, primarily independent gypsum wallboard manufacturers, folding carton and set-up box makers, tube, can and drum producers, and miscellaneous converters of recycled paperboard. External sales of unconverted paperboard accounted for 37% and 43% of our net sales in 1998 and 1997, respectively.

RAW MATERIALS

     Recovered fiber is the only significant raw material we use in our mill operations. We purchase approximately 66% of our paperstock requirements from independent sources, such as major retail stores, distribution centers and manufacturing plants and obtain the balance from a combination of other sources. We closely monitor our recovered fiber costs.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent with, supersedes the description of the general terms of the debt securities, of which the Notes are a part, set forth under the heading "Description of Debt Securities" in the accompanying base prospectus. You should read the base prospectus in conjunction with this prospectus supplement. Because this is a summary, it does not contain all the information that may be important to you. You should read the entire indenture, including the definitions of certain terms, and this prospectus supplement before you make any investment decision. Capitalized terms used below and not otherwise defined have the meanings set forth in the indenture.

GENERAL

     The Notes will be unsecured obligations of ours and are to be issued under
an indenture, to be dated as of           , 1999 (the "indenture"), between us,
as issuer, and The Bank of New York, as trustee (the "trustee"). The principal corporate trust office of the trustee is located in New York, New York. The
Notes will mature on           , 2009. Interest on the Notes will accrue from
                         , 1999. Interest will be payable semi-annually in cash
on                               and                               , beginning
                         , 1999, and at maturity to the persons in whose names
the Notes are registered at the close of business on the
               or                               prior to the applicable payment
date, at the annual rate set forth on the cover page of this prospectus supplement.

     The Notes will not be listed on any securities exchange. The Notes will be new issues of securities with no established trading market. We cannot assure you as to whether any market will develop, the liquidity of any markets that may develop or the prices at which holders of the Notes would be able to sell the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued in whole or part in the form of one or more global debt securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or other successor depositary that we may appoint, and registered in the name of the depositary's nominee. Payments on the Notes will be made to DTC. Global debt securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of the successor. A further description of DTC's procedures regarding global debt securities representing the Notes is set forth in the base prospectus under "Description of Debt Securities -- Book-Entry Securities."

RANKING

     The Notes will rank on a parity with all our other unsecured and unsubordinated indebtedness.

COVENANTS

     The Notes will be subject to the restrictive covenants described under "Description of Debt Securities -- Certain Covenants of the Company" in the accompanying base prospectus.

DEFEASANCE AND DISCHARGE

     Article Fourteen of the indenture, which relates to defeasance and discharge of obligations in respect of the Notes and defeasance of certain covenants, will apply to the Notes. See "Description of Debt
Securities -- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the base prospectus.

RESTRICTIONS ON CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Notes will be subject to the restrictions described under "Description of Debt Securities -- Consolidation, Merger and Sale of Assets" in the accompanying base prospectus.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of those payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis assuming a 360 day year consisting of twelve 30 day months at the Adjusted Treasury Rate (as defined below) plus basis points plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

     In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or such other method as the trustee in its sole discretion deems appropriate and fair; however, any redemption relating to a public equity offering of equity securities will be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to DTC procedures). No Notes of a principal amount of $1,000 or less will be redeemed in part. Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or the portions of the Notes called for redemption.

NO MANDATORY REDEMPTION

     We will not be required to make any sinking fund payments with regard to the Notes.

SAME DAY SETTLEMENT AND PAYMENT

     We will make all payments of principal and interest under the Notes in immediately available funds. Secondary trading in the long-term notes and notes of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

DEFINITIONS

     Set forth below are definitions of some of the terms used in this section of the prospectus supplement. Other terms used in this section are defined in the base prospectus. See "Description of Debt Securities -- Certain Definitions" in the base prospectus.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotation, or (ii) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of the quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means (i) each of Banc of America Securities LLC, BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and SunTrust Equitable Securities Corporation and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement and the terms agreement among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the principal amount of the Notes set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the Notes if any are purchased.

                      UNDERWRITER                         PRINCIPAL AMOUNT OF NOTES
                      -----------                         -------------------------
Banc of America Securities LLC..........................          $
BT Alex. Brown Incorporated.............................          $
Donaldson, Lufkin & Jenrette Securities Corporation.....          $
SunTrust Equitable Securities Corporation...............          $
                                                                  ---------
  Total.................................................          $
                                                                  =========

     The underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to
dealers at that price less a concession of no more than      % of the principal
amount of the Notes. The underwriters may allow, and the dealers may reallow, a
discount of no more than      % of the principal amount of the Notes to other
dealers. The public offering price, concession and discount may be changed after the offering to the public of the Notes.

     The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the Notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the Notes or that a public trading market for the Notes will develop. If no active public trading market develops, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities, our performance and other factors not listed here.

     We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The underwriters, as well as dealers and agents, may purchase and sell Notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the Notes. Syndicate short positions arise when the underwriters or agents sell more Notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell Notes in the offering for their own account if the syndicate repurchases the Notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

     We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters, and certain of their affiliates, have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and have received, and may continue to receive, customary fees in connection with those services. In addition, Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, is the agent bank under our revolving credit facility described under "Use of Proceeds", and both it and NationsBank, N.A., an affiliate of Banc of America Securities LLC, are lenders to us under our revolving credit facility. Mr. James H. Hance, Jr., Vice Chairman and Chief Financial Officer of Bank of America Corporation, an affiliate of Banc of America Securities LLC, is a director of our Company.

     We estimate that our share of the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $       .

                                 LEGAL MATTERS

     Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina, will issue an opinion for us regarding the validity of the Notes and certain other legal matters. Russell M. Robinson, II, a shareholder in the firm of Robinson, Bradshaw & Hinson, P.A., is Chairman of our Board of Directors. Robinson, Bradshaw & Hinson, P.A. is our principal outside legal counsel. Certain members of such firm beneficially owned approximately 114,637 shares of our common stock as of the date of this prospectus supplement.

     McGuire, Woods, Battle & Boothe LLP, Charlotte, North Carolina, will issue opinions to the underwriters regarding certain legal matters relating to the Notes.

                                    EXPERTS

     Our consolidated financial statements and schedules appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, which are incorporated by reference in the prospectus of which this prospectus supplement is a part, and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect to those financial statements and schedules, and are incorporated by reference in reliance upon the authority of that firm as experts in giving those reports.

PROSPECTUS

                                  $300,000,000

                           CARAUSTAR INDUSTRIES, INC.
                                (CARAUSTAR LOGO)

                                DEBT SECURITIES

   DEBT SECURITIES--                                                    We are based in Austell,
   - We may use this prospectus from time to time to                    Georgia and primarily
     offer unsecured debt in one or more series.                        manufacture packaging products
   - The debt will be issued under the terms of an                      from recycled paper
     indenture, which is described in this                              The trading symbol for our
     prospectus.                                                        common stock on the Nasdaq is
   - The specific terms of each series of debt                          "CSAR"
     securities issued will be described in detail in                   We do not expect our debt
     a supplement to this prospectus.                                   securities to officially trade
   - We may sell debt securities directly to                            in any public market
     purchasers, through underwriters, dealers or
     agents or through any combination of these
     methods.                                                           Before making any investment
   - A supplement to this prospectus will name any                      in our company, you should
     underwriters, dealers or agents involved in the                    consider carefully the risk
     sale of our debt securities and describe their                     factors beginning on page 2
     compensation.                                                      and read the applicable
   We may use this prospectus to offer up to                            supplement to this prospectus.
   $300,000,000 total (or an equivalent amount in a
   foreign currency or unit) of debt securities.

     This prospectus may not be used to consummate sales of these debt securities unless accompanied by a prospectus supplement. The prospectus supplement may update or change information contained in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved any of these securities or determined that this prospectus or any supplement to it is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 6, 1998.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, you should consider carefully the following risk factors before investing in any of our debt securities.

POSSIBLE FUTURE INCREASES IN RAW MATERIAL COSTS; ECONOMIC CONDITIONS

     Our primary raw material is recycled waste paper, which is known in our industry as "recovered fiber." The cost of recovered fiber has at times fluctuated greatly because of factors such as shortages or surpluses created by market or industry conditions. Although in the past we have raised the selling prices of our products in response to raw material price increases, sometimes raw material prices have increased so quickly or to such levels that we have been unable to maintain our operating margins or pass the price increases through to our customers on a timely basis. We cannot assure you that we will be able to maintain our margins in the face of raw material price fluctuations or that we will be able to pass such price changes through to our customers on a timely basis. Demand for our products generally is dependent upon production levels and consumer demand, which fluctuate with U.S. and global economic conditions and cycles. Demand is generally higher during periods of economic strength and lower during periods of economic weakness or uncertainty. Adverse economic conditions could have a material adverse effect on us.

ABILITY TO CONTROL GROWTH; EXPANSION AND ACQUISITION RISKS

     We intend to increase our production capacity in the next several years. This strategy involves risks and depends on the availability of funds to permit us to make capital expenditures and acquisitions. We have made numerous acquisitions in recent years and actively seek new acquisitions that meet our criteria. Acquired businesses may not achieve the same levels of revenue, profit or productivity as our existing locations and may not otherwise perform as we expect. To make acquisitions, we might incur additional debt, issue additional stock (which would dilute the relative stock holdings of our existing shareholders), or both.

     Acquisitions also involve special risks. Some of these risks include:

     - assumption of unanticipated liabilities and contingencies

     - diversion of management's attention

     - possible reduction of our reported earnings because of:

        - increased goodwill write-offs
        - increased interest costs
        - issuances of additional securities
        - difficulties of integrating acquired businesses

     As we grow, we can give no assurance that we will be able to:

     - use increased production capacity at our facilities

     - identify suitable acquisition candidates

     - complete additional acquisitions

     - integrate acquired businesses into our operations

ENVIRONMENTAL LIABILITIES OR COSTS

     Compliance with the environmental requirements of federal, state and local governments significantly affects our business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under environmental laws, we can be held strictly liable if hazardous substances are found on real property we have ever owned or operated or used as a disposal site. In recent years, we have adopted a policy of assessing real property for environmental risks prior to purchase. We are aware of issues regarding hazardous substances at some of our facilities and one of our disposal sites, and we have put in place a remedial plan at each site where we believe such a plan is necessary. We regularly make capital and operating expenditures to stay in compliance with environmental laws. Despite these compliance efforts, risk of environmental liability is part of the nature of our business. We cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on us. Such future events could include changes in, or new interpretations of, existing laws or enforcement policies or further investigation of the potential health hazards of certain products or business activities.

HIGHLY COMPETITIVE MARKETS

     The manufacture and sale of our products are highly competitive. We compete with a variety of companies, some of which are larger and have greater resources than we do. In most of our markets, our competitors are capable of supplying products that would meet the needs of our customers. We cannot assure you that we will be able to compete successfully in the future.

DEPENDENCE ON KEY PERSONNEL

     We depend on the continued efforts of our executive officers and senior management. In addition, we depend on the performance and productivity of our local managers. The loss of executive officers, members of senior management or key local managers could have a material adverse effect on our operations, including our ability to establish and maintain customer relationships. We maintain no key person insurance policies on any of our executive officers or other senior managers. If we are unable to attract or retain key employees to perform these services, our business could be materially and adversely affected.

        WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy (upon the payment of fees prescribed by the SEC) any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W. 20549), New York, New York, (7 World Trade Center, Suite 1300 10048) and Chicago, Illinois (500 West Madison Street, Suite 1400 60661). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities we offer with this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1997; and

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

     This prospectus is part of a registration statement (on Form S-3) we have filed with the SEC relating to the debt securities. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules also are available at the SEC's public reference rooms or through its EDGAR database on the internet.

     You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Caraustar Industries, Inc.
          3100 Washington Street
          Austell, Georgia 30106
          Attn: Corporate Secretary
          Telephone: (770) 948-3101

     You should rely only on the information provided in this prospectus or any prospectus supplement or that is incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Information is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies.

          SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in (a) this prospectus under the caption "Risk Factors,"
(b) any applicable prospectus supplement and (c) the documents incorporated by reference into this prospectus may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

     - Fluctuations in our raw material prices

     - Our ability to identify and complete acquisitions and successfully integrate the businesses we acquire

     - Changes in government regulations, particularly environmental regulations

     - Changes in demand for our products

     - Changes in the industrial sector or the general domestic or global economy

     - Degree and nature of our competition

     - Other factors described in this prospectus, any prospectus supplement or the documents we file with the SEC and incorporate by reference into this prospectus

     When used in our documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                                  THE COMPANY

     Caraustar Industries, Inc.:

     - Is a major manufacturer of recycled paperboard and converted paperboard products

     - Manufactures products primarily from recovered fiber, which is derived from recycled waste paper

     - Produces recycled paperboard for internal use and sale to customers in four principal markets:

        - Tubes, cores and composite containers
        - Folding cartons
        - Gypsum wallboard facing paper
        - Miscellaneous other specialty and converted products

     - Operates facilities in the U.S., Mexico and the United Kingdom, including:

        - Paperboard mills
        - Converting plants, consisting of

             - tube and core converting plants
             - composite container plants
             - specialty converting plants

        - Plastics manufacturing plants
        - A composite extrusion manufacturing plant
        - Paperstock recycling and processing facilities
        - Contract manufacturing and packaging plants
        - Various special services facilities, including

             - transportation
             - packaging, engineering and procurement
             - industrial adhesives manufacturing

     - Has an equity interest as the non-operating partner in a gypsum wallboard manufacturing plant, which has a related gypsum quarry, a specialty paperboard converting plant and a tube plant

     - Was incorporated in North Carolina in 1980 through the consolidation of 6 corporations in the recycled paperboard industry previously related by common ownership and administration

     Our executive offices are located at 3100 Washington Street, Austell, Georgia. Our phone number is (770) 948-3101.

                                  THE OFFERING

     We may offer and sell from time to time, in one or more series, unsecured debt securities, which may consist of notes, debentures or other evidences of indebtedness.

     The total initial offering prices of the debt securities we may offer and sell pursuant to this prospectus and supplements to it will not be greater than $300,000,000 (or the equivalent amount in a foreign currency or currency unit at the time of sale). We will offer these securities in amounts, at prices and on terms that we determine in light of market conditions at the time of sale and specify in a prospectus supplement.

                             PROSPECTUS SUPPLEMENT

     The prospectus supplement for each offering of debt securities will contain specific information and terms for that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and the prospectus supplement in making your investment decision.

                                USE OF PROCEEDS

     Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of the debt securities will be added to our general funds and will be available for general corporate purposes, which may include, but are not limited to, repayment of debt, working capital, capital expenditures and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges for each of the periods indicated.

                                                                             SIX MONTHS
                                                                               ENDED
                                              YEAR ENDED DECEMBER 31,         JUNE 30,
                                          --------------------------------   ----------
                                          1993   1994   1995   1996   1997      1998
                                          ----   ----   ----   ----   ----      ----
Ratio of earnings to fixed charges......  5.91x  7.26x  8.11x  8.39x  6.04x     5.94x

     For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations, and cumulative effect of accounting changes, plus fixed charges, minus equity in income of less-than-50%-owned entities. Fixed charges consist of interest expense, amortization of debt issuance costs, and an estimate of the interest cost in rental expense.

     During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

                         DESCRIPTION OF DEBT SECURITIES

     We may issue the debt securities at various times in one or more series under an indenture between us and the trustee, which is The Bank of New York. References in this prospectus to the indenture include amendments that may be made to the indenture from time to time. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

     The following summary sets forth certain general terms and provisions of the debt securities and the indenture. A prospectus supplement will provide the particular terms of offered debt securities and will describe the extent, if any, to which the general terms and provisions described in this prospectus do not apply to those particular securities. Because this is a summary, it does not contain all the information that may be important to you. You should read the entire indenture, including the definitions of certain terms, and the applicable prospectus supplement before you make any investment decision. Where this summary or any prospectus supplement refers to particular sections, provisions or defined terms in the indenture, those sections, provisions or defined terms are incorporated by reference into this summary or the applicable prospectus supplement. Section references used in this summary are references to the indenture.

     The covenants in the indenture do not necessarily protect you from a decline in our credit quality due to highly leveraged or other transactions involving the Company.

GENERAL

     The indenture provides that we may issue separate series of debt securities from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series; however, we may increase the specified maximum aggregate principal amount by resolution of our board of directors. (Section 301). We will determine certain terms and provisions of the debt securities, including terms relating to maturity, principal and interest. These terms will not be inconsistent with the Indenture.

     The debt securities will be our direct, unsecured obligations and will rank on a parity with all of our current and future outstanding unsecured and unsubordinated indebtedness. Except as described under "Certain Covenants of the Company," the indenture does not limit us or any of our subsidiaries from incurring more indebtedness or issuing more securities, and does not contain financial or similar restrictions on us or any of our subsidiaries. Our rights and the rights of our creditors, including holders of debt securities, to participate in any distribution of assets of any of our subsidiaries upon the subsidiary's liquidation or reorganization or otherwise are effectively subordinated to the claims of the subsidiary's creditors, except to the extent that we or any of our creditors may be a creditor of that subsidiary.

     We may issue the debt securities of any series in certificated form registered in the name of the debt security holder. If provided in the applicable prospectus supplement, the debt securities may be represented in whole or part by a global security or securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York or other successor depository that we may appoint, and registered in the name of the depositary's nominee. The Depository Trust Company or other depository appointed by us is referred to in this prospectus as the "depositary." Each debt security represented by a global security is referred to in this prospectus as a "book-entry security." See "Book Entry Securities."

     The applicable prospectus supplement relating to each particular series of offered debt securities will provide the following terms or additional provisions of the offered debt securities:

     - the title and designation of the offered debt securities;

     - any limit on the aggregate principal amount of the offered debt securities;

     - the person to whom any interest on an offered debt security is payable, if other than the person in whose name that security is registered;

     - the price (expressed as a percentage of the aggregate principal amount of offered debt securities) at which the offered debt securities will be issued;

     - the date or dates on which the principal of the offered debt securities will be payable or the method by which those dates will be determined or extended;

     - the rate or rates (which may be fixed or variable) at which the offered debt securities will bear interest, if any, or the method of determination of those rates;

     - the basis on which interest will be calculated if other than a 360-day year consisting of twelve 30-day months;

     - the date or dates from which the interest, if any, on the offered debt securities will accrue or the method of determination of such date or dates;

     - the dates on which the interest, if any, will be payable, or the method by which those dates will be determined;

     - the date on which payment of the interest, if any, will commence, or the method by which that date will be determined;

     - the regular record dates for the interest payment dates, if any, or the method by which those dates will be determined;

     - the place or places where the principal of, and any premium and interest on, any of the offered debt securities will be payable, where the offered debt securities may be presented for registration of transfer or exchange, and where notices and demands to or upon us in respect of the offered debt securities may be made;

     - the periods within or the dates, prices and terms and conditions on which the offered debt securities may be redeemed, in whole or in part, at our option, and the manner in which any election by us to redeem the offered debt securities will be evidenced (if other than by board resolution);

     - our obligation or right, if any, to redeem or purchase offered debt securities pursuant to any sinking fund, amortization or analogous provisions, or at the option of a holder of debt securities to require such a redemption or purchase, and the periods within, prices at, currency (including currency units) in which and the other terms and conditions upon which the offered debt securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation;

     - the denominations in which any of the offered debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

     - if other than the principal amount of the offered debt securities, the amount of offered debt securities which will be payable upon declaration of acceleration of the offered debt securities' maturity;

     - if other than U.S. dollars, the currency (including composite currencies or currency units) in which payment of principal of (and premium, if any) and/or interest on the offered debt securities will be payable (and the manner in which the equivalent of the principal amount in U.S. dollars is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be outstanding at any time);

     - any currency (including composite currencies or currency units) other than the stated currency of the offered debt securities in which the principal of (and premium, if any) and/or interest on the offered debt securities may, at our or the holders' of debt securities election, be payable, and the periods within, or the dates on, and terms and conditions upon which such election may be made and the amount so payable (or the manner in which such amount is to be determined);

     - if the amount of payments of principal of (and premium, if any) and/or interest on the offered debt securities may be determined with reference to an index or pursuant to a formula (including by reference to currency or interest rates), the manner in which such amounts will be determined;

     - if the principal amount payable at the stated maturity of any of the offered debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

     - whether any of the offered debt securities will initially be issuable in whole or in part in the form of a temporary global security representing those debt securities and provisions for the exchange of such temporary global security for debt securities in certificated form;

     - whether any of the offered debt securities will be issuable in whole or in part in the form of one or more global securities and, if so, the respective depositaries for such global securities, the form of any legend or legends to be borne by any such global security, any circumstances under which any such global security may be exchanged, in whole or in part, for debt securities registered, and whether and under what circumstances any transfer of such global security, in whole or in part, may be registered, in the names of persons other than the depositary for such global security or its nominee;

     - whether any of the offered debt securities will be subject to certain optional interest rate reset provisions;

     - whether any of the offered debt securities will be subject to certain optional extension of maturity provisions;

     - any addition to or change in the events of default applicable to any of the offered debt securities and any change in the right of the trustee or the holders of any of the offered debt securities to declare the principal amount of any of the offered debt securities due and payable;

     - any addition to or change in the covenants in the indenture applicable to any of the offered debt securities;

     - the additions or changes, if any, to the indenture with respect to the offered debt securities as are necessary to permit or facilitate the issuance of the offered debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

     - our right, if any, to, and the manner in which we may, defease the offered debt securities or certain covenants under the indenture;

     - the appointment of any paying agent for the offered debt securities;

     - the terms of any right to convert or exchange the offered debt securities into any other of our securities or property;

     - the terms and conditions, if any, pursuant to which any of the offered debt securities are secured;

     - any restriction or condition on the transferability of the offered debt securities; and

     - any other terms relating to the offered debt securities (which are not inconsistent with the indenture). (Section 301)

     Unless otherwise provided and except with respect to book-entry securities, the principal of and premium, if any, and interest, if any, on the debt securities will be payable at the office of our security registrar. However, at our option, interest may be paid by mailing a check to, or by wire transfer to, the holders of record of debt securities entitled to receive the interest. We have appointed the trustee, The Bank of New York, as security registrar. (Sections 301 and 305)

     For a description of payments of principal of, premium, if any, and interest on, and transfer of, book-entry securities, and exchanges of global securities representing book-entry securities, see "Book Entry Securities."

     At the option of the holder of debt securities, subject to the terms of the indenture and the limitations applicable to book-entry securities, debt securities of each series will be exchangeable for other debt securities of the same series, of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Unless otherwise indicated in the applicable prospectus supplement and except with respect to book-entry securities, we will issue the debt securities only in fully registered form without coupons and in denominations of $1,000 or any multiple thereof. Subject to the terms of the indenture and the limitations applicable to global securities, the debt securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed on the debt securities duly executed) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. No service charge will be made for any registration of transfer or exchange of offered debt securities, but we may require payment of an amount sufficient to cover any applicable tax or other governmental charge. (Sections 301, 302 and 305)

     Those transfers or exchanges will be effected when the security registrar or the transfer agent is satisfied with the documents of title and identity of the person making the request. The applicable prospectus supplement will name any transfer agent (in addition to the security registrar) initially designated by us for any debt securities. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Sections 305 and 1002)

     We may offer and sell debt securities, including Original Issue Discount Securities, at a substantial discount below their stated principal amount. The applicable prospectus supplement may describe the U.S. federal income tax consequences and other special considerations applicable to debt securities sold at an original issue discount. "Original Issue Discount

Security" means any security which provides for the declaration of acceleration of the maturity of an amount less than the principal amount thereof upon the occurrence of an event of default and the continuation thereof. (Section 101)

     In addition, the applicable prospectus supplement may describe certain special U.S. federal income tax or other considerations (if any) applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars.

CERTAIN COVENANTS OF THE COMPANY

     Restrictions on Liens. So long as any debt securities are outstanding, we will not be permitted to issue, assume or guarantee, and will not permit any domestic subsidiary to issue, assume or guarantee, any indebtedness secured by a mortgage, pledge, security interest, lien or encumbrance (referred to in this section as "liens") of or on any of our or a domestic subsidiary's Principal Property, or on the shares of stock or debt of any domestic subsidiary, whether owned now or acquired subsequently. However, this restriction will not apply if we effectively provide that the debt securities (together, if we determine, with any of our other indebtedness ranking equally with the debt securities) are secured by a lien ranking ratably with and equal to (or at our option, prior to) the secured indebtedness. In any event, the foregoing restriction will not apply to the following:

     - liens on indebtedness existing on the date of the indenture;

     - liens on any assets of any corporation existing at the time such corporation becomes a domestic subsidiary;

     - liens on any assets existing at the time we or a domestic subsidiary acquire those assets;

     - liens to secure the payment of all or any part of the purchase price of those assets upon the acquisition of those assets by us or a domestic subsidiary;

     - liens to secure any indebtedness incurred, assumed or guaranteed by us or a domestic subsidiary prior to, at the time of, or within 180 days after an acquisition of assets (or in the case of real property, the completion of construction (including any improvements on an existing asset) or commencement of full operation of the asset, whichever is later) which indebtedness is incurred, assumed or guaranteed for the purpose of financing all or any part of the purchase price or, in the case of real property, construction or improvements on the asset. However, in the case of such an acquisition, construction or improvement, the lien will not apply to any of our or a domestic subsidiary's Principal Property or shares of stock or debt of a domestic subsidiary owned prior to the acquisition, construction or improvement, other than, in the case of any construction or improvement, any real property on which the property constructed, or the improvement, is located;

     - liens on any assets to secure indebtedness of a domestic subsidiary to us or to any wholly owned domestic subsidiary;

     - liens on any assets of a corporation existing at the time such corporation is merged into or consolidated with us or a domestic subsidiary or at the time we or a domestic subsidiary purchase, lease or otherwise acquire all or substantially all of the assets of a corporation or firm;

     - liens on any of our or a domestic subsidiary's assets in favor of the United States or any State, or any department, agency or instrumentality or political subdivision of the United States or any State, or in favor of any other country, or any political subdivision of the United States or any State, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction) of the assets subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings);

     - Mechanics', materialmen's, carriers' or similar liens arising in the ordinary course of business (including in the construction of facilities) relating to obligations not due or which are being contested;

     - liens for taxes not due or being contested, landlords' liens, tenants' rights under leases, and similar liens not impairing the use or value of the property involved;

     - any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any lien referred to in the foregoing clauses of this section; provided, however, that the principal amount of indebtedness secured by such a lien will not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement will be limited to all or a part of the assets which secured the lien so extended, renewed or replaced (plus improvements and construction on real property); and

     - liens not permitted by the foregoing clauses of this section if at the time of, and after giving effect to, the creation or assumption of any such lien, the aggregate amount of all of our or the domestic subsidiaries' indebtedness secured by all of those liens not permitted by the foregoing clauses of this section, together with the Attributable Debt relating to Sale and Lease-Back Transactions permitted by the indenture, does not exceed 15% of Consolidated Net Tangible Assets, as those terms are defined below. (Section 1008)

     The indenture will not restrict us or our subsidiaries from incurring unsecured indebtedness.

     Restrictions on Sale and Lease-Back Transactions. The indenture further provides that we will not, and will not permit any domestic subsidiary to, lease any Principal Property, other than with a lease for a term (including renewal rights) for three years or less, whereby we or the domestic subsidiary sell or transfer the Principal Property (referred to as a "Sale and Lease-Back Transaction"), unless:

     - we or the domestic subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities pursuant to the indenture; or

     - we promptly inform the trustee of the transaction, the proceeds of the sale of the Principal Property to be leased are at least equal to the fair value of the Principal Property (as determined by our board of directors), and an amount equal to the net proceeds from the sale of the Principal Property is applied, within 180 days of the effective date of the Sale and Lease-Back Transaction, to the purchase or acquisition (or, in the case of property, the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or redemption provision) of debt securities or our or a consolidated domestic subsidiary's Funded Indebtedness ranking on a parity with or senior to the debt securities. (Section 1009)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of the debt securities, consolidate with or merge into any other person or transfer or lease all or substantially all of our properties or assets to any person or to allow any other person to consolidate with or merge into us or to transfer or lease all or substantially all of its properties or assets to us, provided that:

     - the successor is a corporation, partnership, trust or other entity organized and validly existing under the laws of any United States domestic jurisdiction;

     - the successor assumes our obligations on the debt securities under the indenture;

     - immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing;

     - we have delivered the certificates and opinions required under the indenture to the trustee; and

     - certain other conditions are met. (Sections 801 and 802)

     Applicability of Covenants. Any series of debt securities may provide that any one or more of the covenants described above will not be applicable to that series of securities (Section 1011)

     Certain Definitions (Section 101). Set forth below are definitions of some of the terms used in this section of the prospectus.

     "Attributable Debt" when used in connection with a Sale and Lease-Back transaction referred to above, means, as of any particular time, the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities determined on a weighted average basis and compounded semi-annually) of our or any of the subsidiaries' obligations for net rental payments during the remaining term of the lease (including any period for which a lease has been extended or may, at the option of the lessor, be extended).

     - The term "net rental payments" under any lease of any period means the sum of the rental and other payments required to be paid in such period by the lessee, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by the lessee or any amounts required to be paid by the lessee contingent on the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

     "Consolidated Net Tangible Assets" means at any date, the total assets appearing on our and the subsidiaries' most recently prepared consolidated balance sheet as of the end of a fiscal quarter, prepared in accordance with generally accepted accounting principles at the time of calculation, less (a) all current liabilities as shown on such balance sheet and (b) intangible assets.

     - "Intangible assets" means the value (net of any applicable reserves), as shown on or reflected in such balance sheet of:

        - all trade names, trademarks, licenses, patents, copyrights and goodwill;

        - organizational costs; and

        - deferred charges (other than prepaid items such as insurance, taxes, interest, commissions, rents and similar items and tangible assets being amortized); but in no event will the term "intangible assets" include product development costs.

     "domestic subsidiary" means any subsidiary:

        - organized and existing under the laws of the United States or any state, territory or possession thereof, or the Commonwealth of Puerto Rico,

        - the operations of which are substantially conducted in the United States or its territories or possessions, or in the Commonwealth of Puerto Rico, or

        - a substantial portion of the assets of which are located in the United States or its territories or possessions or in the Commonwealth of Puerto Rico.

             - A "wholly owned domestic subsidiary" is any domestic subsidiary all of whose outstanding securities having the voting power to elect the Board of Directors of the domestic subsidiary (irrespective of whether or not at the time securities of any other class or classes of the domestic subsidiary will have or might have voting power by reason of the happening of any contingency) are at the time directly or indirectly owned or controlled by us and/or by one or more wholly owned domestic subsidiaries.

     "Funded Indebtedness" means any indebtedness maturing by its terms more than one year from the date of its determination, including any indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of its determination.

     "indebtedness" means:

        - all obligations for borrowed money;

        - all obligations evidenced by bonds, debentures, notes or other similar instruments;

        - all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto);

        - all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business;

        - all obligations as lessee which are capitalized in accordance with generally accepted accounting principles at the time of calculation; and

        - all indebtedness of others that we or any of the subsidiaries guarantee or for which we or any of the subsidiaries are otherwise responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

     "Principal Property" means any mill, manufacturing plant, building, structure or other facility (together with the land on which it is erected and improvements and fixtures comprising a part of it) or other real property interest located in the United States (all of such facilities or interests that form an integral part of a single development or operation being considered as one interest), owned or leased and having a gross book value as of the date of its determination in excess of 1% of Consolidated Net Tangible Assets, other than a facility or portion of a facility (i) financed by means of industrial revenue bonds or (ii) which, as determined in good faith by resolution of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as a whole.

     "subsidiary" means any corporation, association or other entity of which at least a majority of outstanding securities having the voting power to elect a majority of the board of directors of such entity (irrespective of whether or not at the time securities of any other class or classes of such entity will have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by us, and/or by one or more of our subsidiaries.

EVENTS OF DEFAULT

     The indenture defines an "Event of Default" with respect to any series of debt securities as:

     - default in payment of principal of or premium, if any, on any debt security of that series when due and payable at maturity;

     - default for 30 days in payment of interest on any debt security of that series;

     - default in the deposit of any sinking fund payment when due for that series;

     - failure or breach by us in the performance of any other of the covenants or warranties in the indenture (other than a covenant or warranty included in the indenture solely for the benefit of a series of debt securities other than that series) continued for 45 days after we have been given written notice by the trustee, or we and the trustee have been given written notice by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, specifying the default or breach and requiring it to be remedied and stating that the notice is a notice of default under the indenture;

     - a default under any bond, debenture, note or other evidence of our indebtedness (including a default with respect to another series of debt securities) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any of our indebtedness (including the indenture), whether the indebtedness now exists or is created later, which default will:

        - constitute a failure to pay the indebtedness in a principal amount in excess of $15 million when due and payable at final maturity after the expiration of any applicable grace period or will have resulted in indebtedness in a principal amount in excess of $15 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without the indebtedness having been discharged, or the acceleration having been rescinded or annulled, within a period of 15 days after there has been given, by overnight mail or other same day or overnight delivery service which can provide evidence of delivery, to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, a written notice specifying the default and requiring us to cause the indebtedness to be discharged or to cause the acceleration to be rescinded or annulled and stating that the notice is a notice of default under the indenture;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other event of default with respect to debt securities of that series. (Section 501)

     If any event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, the portion of the principal amount of the debt securities as may be specified in the terms of those debt securities) of all debt securities of that series to be due and payable immediately by a written notice to us (and to the trustee if given by holders of debt securities), and upon that declaration the aggregate principal amount (or specified amount) will become immediately due and payable. If an event of default described in the fourth bullet point above or another event of default specified in the last bullet point above that is applicable to all outstanding debt securities occurs and is continuing, or an event of default specified in the next to last bullet point above occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all the debt securities then outstanding (treated as one class) may declare the principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal amount as may be specified in the terms of those debt securities) of all the debt securities then outstanding to be due and payable immediately, and upon any such declaration the principal amount will become immediately due and payable. Upon certain conditions the declarations may be annulled and past defaults (except, unless previously cured, a default in payment of principal of or premium, if any, or interest, if any, on the debt securities of that series and certain other specified defaults, which cannot be amended without the consent of the holder of each outstanding debt security of that series) may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of that series on behalf of the holders of all debt securities of that series. (Sections 502 and 513)

     Reference is made to the prospectus supplement relating to each series of outstanding debt securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of the Original Issue Discount Securities upon the occurrence and continuation of an event of default.

     The trustee is required, within 90 days after the occurrence of a default with respect to debt securities of any series at the time outstanding, to give to the holders of the outstanding debt securities of that series notice of the default actually known to it if not cured or waived. However, except in the case of default in the payment of principal of or premium, if any, or interest on any debt security of that series, or in the deposit of any sinking fund payment which is provided, the trustee will be protected in withholding the notice if the trustee in good faith determines that the withholding of the notice is in the interest of the holders of the outstanding debt securities of that series. In addition, the notice will not be given until at least (a) 45 days after the occurrence of a default with respect to outstanding debt securities of any series in the performance of a covenant or warranty in the indenture other than for the payment of the principal of or premium, if any, or interest on any debt security of that series or the deposit of any sinking fund payment with respect to the debt securities of that series or (b) 15 days after the occurrence of a default with respect to the failure to pay at maturity, or the acceleration of, indebtedness in a principal amount in excess of $15 million. The term default with respect to any series of outstanding debt securities for the purpose of this provision only means the happening of any of the events of default specified in the indenture relating to that series of outstanding debt securities, excluding any grace periods and irrespective of any notice requirements. (Section 602)

     The trustee, subject to its duty during default to act with the required standard of care, is entitled to be offered indemnity satisfactory to the trustee in its reasonable judgment by the holders of any series of outstanding debt securities before exercising any right or power under the indenture at the request of the holders of that series of debt securities. (Section 603) Subject to those provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee, with respect to the debt securities of that series. The trustee, however, may decline to act if that direction is contrary to law or the indenture or may be unduly prejudicial to the holder of outstanding debt securities not joining in the direction. In the case of book-entry securities, the trustee is required to establish a record date for purposes of determining which holders are entitled to join in that direction. (Section 512)

     No holder of a debt security will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver, assignee, trustee, liquidator or sequestrator (or other similar official), or for any other remedy thereunder, unless:

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     - holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute the proceeding and the holder or holders have offered indemnity satisfactory to the trustee in its reasonable judgment; and

     - the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request, within 60 days after the notice, request and offer. (Section 507)

     However, these limitations do not apply to a suit instituted by a holder of a debt security to enforce payment of the principal of, premium, if any, or interest on the debt security on or after the applicable due date specified in the debt security. (Section 508)

     We are required to file annually with the trustee a certificate of no default. (Section 1004)

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

     We and the trustee are permitted to enter into one or more supplemental indentures without the consent of the holders of any of the debt securities in order to:

     - evidence the succession to us of another person, or successive successions, and the assumption of our covenants, agreements and obligations by a successor;

     - add to our covenants for the benefit of the holders of debt securities or to surrender any of our rights or powers;

     - add additional events of default;

     - add or change any provisions of the indenture to the extent necessary to facilitate the issuance of debt securities in bearer or uncertificated form;

     - add to, change or eliminate any provision of the indenture in respect of one or more series of debt securities; however, if the action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination (i) will not apply to any debt securities created prior to the action and entitled to the benefit of the provision or modify the rights of any holder of those debt securities, or
       (ii) will become effective with respect to that series only when no security of that series remains outstanding;

     - convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us;

     - secure securities pursuant to the terms of the indenture;

     - establish the form or terms of debt securities;

     - provide for uncertificated securities in addition to certificated securities;

     - evidence and provide for successor trustees or to add or change any provisions to the extent necessary to permit or facilitate the appointment of a separate trustee or trustees for specific series of debt securities and the administration of trusts pursuant to the indenture;

     - cure any ambiguity, to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the indenture, provided that the action does not adversely affect the interests of the holders of debt securities of any series;

     - supplement any provisions of the indenture necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that the action does not adversely affect the interests of the holders of debt securities of that series or any other series;

     - comply with the rules or regulations of any securities exchange or automated quotation system on which any of the debt securities may be listed or traded; or

     - add, change or eliminate any provisions of the indenture as is necessary or desirable in accordance with any amendments to the Trust Indenture Act, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)

     We and the trustee are permitted, with the consent of the holders of not less than a majority in principal amount of outstanding debt securities of each series (treated as one class) affected, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of outstanding debt securities of that series. However, no supplemental indenture may, without the consent of the holder of each outstanding debt security affected:

     - except to the extent permitted pursuant to the indenture, change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security of any series;

     - reduce the principal amount of, the premium, if any, or interest on, any debt security of any series;

     - reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of its maturity;

     - change the place or currency of payment of principal of, or any premium or interest on, any debt security of any series;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security of any series;

     - reduce the percentage as stated above of the holders of outstanding debt securities of any series whose consent is required for any supplemental indenture or for amendment or waiver of compliance with certain provisions of the indenture or certain defaults; or

     - effect certain other changes. (Section 902)

     We are permitted to omit compliance with certain covenants in the indenture with respect to debt securities of any series upon waiver by the holders of not less than a majority in principal amount of outstanding debt securities of that series. (Section 1010)

     In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the indenture as of any date:

     - the principal amount of an Original Issue Discount Security deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity of that security to that date;

     - if, at that date, the principal amount payable at the stated maturity of a debt security is not determinable (for example, because it is based on an index), the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for that debt security;

     - the principal amount of a debt security denominated in one or more foreign currencies or currency units deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for that debt security, of the principal amount of the debt security (or, in the case of a debt security described in the clauses above, of the amount so described);

     - debt securities owned by us, or any other obligor on the debt securities or any of their affiliates, will be disregarded and deemed not to be outstanding; and

     - certain debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders of the debt securities and those that have been fully defeased pursuant to
       Section 1402 of the indenture, will not be deemed to be outstanding. (Section 101)

     Except in certain limited circumstances, we are entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders of debt securities. If a record date is set for any action to be taken by holders of a particular series, only the persons who are holders of outstanding debt securities of that series on the record date may take that action. To be effective, holders of the requisite principal amount of the debt securities must take the action within a specified period following the record date. (Section
104)

BOOK-ENTRY SECURITIES

     The following description of book-entry securities will apply to any series of debt securities issued in whole or in part in the form of a global security or securities, except as otherwise provided in the applicable prospectus supplement.

     Book-entry securities of like tenor and having the same date of original issue will be represented by one or more global securities. Each global security representing book-entry securities will be deposited with, or on behalf of, the depositary. This means that we will not issue certificates to each holder of those debt securities. The global security will be registered in the name of the depositary or its nominee.

     The Depository Trust Company ("DTC") is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants ("Participants") deposit with DTC. DTC will keep a computerized record of its Participants (for example, your broker) whose clients have purchased book-entry securities. The Participant will then keep a record of its clients who have purchased the book-entry securities. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC is owned by a number of Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Upon issuance by us of book-entry securities, purchases of debt securities under the DTC System must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security (referred to as a "beneficial owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a global security.

     So long as DTC, or its nominee, is the registered owner of the global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry securities for all purposes under the indenture. Except as described in this section, beneficial owners will not be entitled to have book-entry securities registered in their names, will not receive or be entitled to receive physical delivery of securities in definitive form and will not be considered the owners or holders of the securities under the indenture.

     To facilitate subsequent transfers, all debt securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect at various times.

     Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails us an Omnibus Proxy as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payment of principal of and any premium and interest on book-entry securities represented by any global security registered in the name of or held by the depositary or its nominee will be made by us through the trustee or through a paying agent (the "Paying Agent"), which may also be the trustee under the indenture, to DTC or its nominee. We, the trustee and the Paying Agent will treat DTC or its nominee as the registered owner and holder of the global security representing the book-entry securities for all purposes. Accordingly, we, the trustee and the Paying Agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security representing the book-entry securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     DTC will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility or that of the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     No global security described above may be transferred except as a whole by the depositary for such global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary.

     Notwithstanding any provision of the indenture or any debt security described in this prospectus, a global security representing book-entry securities is exchangeable for certificated debt securities in registered form, of like tenor and of an equal aggregate principal amount only if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or if the depositary ceases to be a clearing agency registered under the Exchange Act or to be qualified to act as depositary as required by the indenture;

     - we determine in our sole discretion that such global security shall be exchangeable for certificated debt securities in registered form; or

     - an event of default with respect to the debt securities debt securities has occurred and is continuing. Any global security that is exchangeable pursuant to the preceding clause will be exchangeable in whole for certificated debt securities in registered form, of like tenor and of an equal aggregate principal amount, and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and integral multiples thereof.

     Such certificated debt securities will be registered in the name or names of such person or persons as instructed by the depositary to the trustee. It is expected that such instructions may be based upon directions received by the depositary from its Participants with respect to ownership of beneficial interests in such global security.

     Except as provided above, no global security representing book-entry securities will be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee. Accordingly, to exercise any rights of a holder under the indenture, each beneficial owner of an interest in the global security must rely on the procedures of the depositary and, if that person is not a Participant, on the procedures of the Participant through which such person owns its interest. We understand that under existing industry practices, in the event that we request any action of holders of debt securities or a beneficial owner of an interest in the global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and the Participants would authorize beneficial owners owning through the Participant to give or take action or would otherwise act upon the instructions of beneficial owners owning through them.

     The information contained in this section regarding DTC and its procedures is based on publicly available information reviewed by us.

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Defeasance and Discharge. The terms of any series of debt securities may provide that under certain conditions we will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the trustee, in trust for the benefit of the holders of the debt securities, of money and/or U.S. government obligations or, in the case of debt securities denominated in foreign currencies, money and/or foreign government securities which, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity of the payment in accordance with the terms of the indenture and the debt securities.

     This discharge may only occur if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404) This discharge will not be applicable to any debt securities of that series then listed on any securities exchange if the provision would cause the debt securities to be de-listed. (Section 1404)

     Defeasance of Certain Covenants. The indenture provides that the terms of any series of debt securities may provide us with the option of not complying with certain restrictive covenants described in Sections 801, 1008 and 1009 of the indenture, including any that may be described in the applicable prospectus supplement. In those circumstances, the occurrence of certain events of default, which are described above in the fourth bullet point (with respect to those restrictive covenants) under "Events of Default," and any that may be described in the applicable prospectus supplement will be deemed not to be or result in an event of default with respect to such debt securities. (Section 1403) To exercise this option, we will be required to deposit with the trustee money and/or U.S. government obligations (or, in the case of debt securities denominated in foreign currencies, money and/or foreign government securities), which, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities. (Section 1404)

     We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes and that such holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. (Section
1404) In the event we exercise this option and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations or foreign government securities, as the case may be, on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity. However, the amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. In that case we would remain liable for the payments.

     The prospectus supplement will state if any defeasance provision will apply to the offered debt securities.

NOTICES

     Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in our security register. (Sections 101 and 106)

TITLE

     We, the trustee and any agent of ours or of the trustee may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security (whether or not the debt security may be overdue) for the purpose of making payment and for all other purposes. (Section
309)

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws. (Section 112)

TRUSTEE

     The trustee may resign or be removed with respect to one or more series of debt securities and we may appoint a successor trustee to act with respect to such series. (Section 610) In the event that two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee (Section 611), and any action described in this prospectus to be taken by the "trustee" may then be taken by each trustee with respect to, and only with respect to, the one or more series of securities for which it is trustee.

     We maintain customary banking relationships with the trustee. The trustee also serves as our registrar and transfer agent.

                              PLAN OF DISTRIBUTION

     We may sell our debt securities:

     - through agents,

     - through underwriters or dealers,

     - directly to one or more purchasers, or

     - through some combination of these methods.

BY AGENTS

     The debt securities may be sold through agents we designate. Except as otherwise set forth in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the sale, the underwriters will acquire the debt securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

BY DEALERS

     If dealers are used in the sale, we will sell the debt securities to the dealers, as principal. The dealers may then resell the debt securities to the public at varying prices to be determined by them at the time of sale.

DIRECT SALES

     We may also directly sell debt securities. In this case, no underwriters, dealers or agents would be involved.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be deemed underwriters under the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     Each series of debt securities will be a new issue with no established trading market. We do not intend to list any of the debt securities on a national securities exchange or quotation system. It is possible that one or more underwriters or broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we can give you no assurance as to the existence or liquidity of a trading market for any of the debt securities.

     In connection with an offering of our debt securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

                          REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is The Bank of New York, New York, New York.

                                 LEGAL MATTERS

     Robinson, Bradshaw & Hinson, P.A., Charlotte North Carolina, will issue an opinion for us regarding the validity of the debt securities and certain other legal matters. Russell M. Robinson, II, a shareholder in the firm of Robinson, Bradshaw & Hinson, P.A., is Chairman of our Board of Directors. Robinson, Bradshaw & Hinson, P.A. is our principal outside legal counsel. Certain members of such firm beneficially owned approximately 113,680 shares of our common stock as of the date of this prospectus. Certain legal matters in connection with the debt securities will be passed on for any underwriters, dealers and agents named in the prospectus supplement by Fennebresque, Clark, Swindell & Hay, Charlotte, North Carolina or any other counsel named in the prospectus supplement.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect to such financial statements and schedules, and are incorporated by reference in reliance upon the authority of such firm as experts in giving such reports.

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                                           , 1999

                                  $200,000,000

                           CARAUSTAR INDUSTRIES, INC.
                                (CARAUSTAR LOGO)

                         % NOTES DUE                     , 2009

                     -------------------------------------
                             PROSPECTUS SUPPLEMENT
                     -------------------------------------

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                                    BT ALEX. BROWN

                           -------------------------

DONALDSON, LUFKIN & JENRETTE

                     SUNTRUST EQUITABLE SECURITIES CORPORATION
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